Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

Toronto, Ontario – May 9, 2024 – Kinross Gold Corporation (TSX: K, NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s virtual Annual Meeting of Shareholders on May 8, 2024.

The nominees listed in the Management Information Circular dated March 12, 2024, were elected as directors of Kinross at the meeting (see detailed voting results below).

Board of Directors voting results

Nominee	Votes for	% for	Votes withheld	% withheld
Kerry D. Dyte	763,966,358	95.76%	33,838,456	4.24%
Glenn A. Ives	790,145,889	99.04%	7,658,922	0.96%
Ave G. Lethbridge	773,109,953	96.90%	24,694,858	3.10%
Michael A. Lewis	789,269,572	98.93%	8,535,239	1.07%
Elizabeth D. McGregor	796,309,472	99.81%	1,495,338	0.19%
Catherine McLeod-Seltzer	681,020,185	85.36%	116,784,572	14.64%
Kelly J. Osborne	789,473,477	98.96%	8,331,333	1.04%
George Paspalas	794,628,439	99.60%	3,176,371	0.40%
J. Paul Rollinson	796,291,562	99.81%	1,513,249	0.19%
David A. Scott	796,515,263	99.84%	1,289,547	0.16%

Voting results on the other items of business at the Annual Meeting of Shareholders are as follows:

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
839,757,579	97.41%	22,364,699	2.59%

Reconfirmation of Shareholder Rights Plan

Votes for	% for	Votes against	% withheld
759,363,511	95.18%	38,441,303	4.82%

“Say on Pay” resolution on executive compensation

Votes for	% for	Votes against	% withheld
743,795,499	93.23%	54,009,309	6.77%

A report on all matters voted on at the meeting has been filed on SEDAR+.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corp.

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